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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Jaguar Acquisition Corporation

(Name of Issuer)

Units, each consisting of one share of Common Stock, par value $0.0001 per share, and two warrants to purchase one share of Common Stock

(Title of Class of Securities)

470084203

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 470084203

1.	Name of Reporting Person. I.R.S. Identification No. of Above Persons (Entities Only). Craig Samuels
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of	5	Sole Voting Power -0-
Shares Beneficially Owned by	6	Shared Voting Power -0-
Each Reporting Person With:	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person IN

Page 2 of 5 pages

CUSIP No. 470084203

Item 1(a):	Name of Issuer.

Jaguar Acquisition Corporation

Item 1(b):	Address of Issuer’s Principal Executive Offices.

8 Tower Bridge, Suite 1050
161 Washington Street
Conshohocken, Pennsylvania 19428

Item 2(a):	Name of Person Filing.

This statement is filed by Craig Samuels (the “Reporting Person”).

Item 2(b):	Address of Principal Business Office or, if none, Residence.

13990 Rancho Dorado Bend
San Diego, California 92130

Item 2(c):	Citizenship.

The Reporting Person is a citizen of the United States.

Item 2(d):	Title of Class of Securities.

Units, each consisting of one share of Common Stock, par value $0.0001 per share, and two warrants to purchase one share of Common Stock.

Item 2(e):	CUSIP Number.

470084203

Item 3:	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4:	Ownership.

See Items (5) - (9) and (11) of the cover page for the Reporting Person.

Item 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Page 3 of 5 pages

CUSIP No. 470084203

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8:	Identification and Classification of Members of the Group.

Not Applicable

Item 9:	Notice of Dissolution of Group.

Not Applicable

Item 10:	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

CUSIP No. 470084203

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 1, 2008 /s/ Craig Samuels Craig Samuels
Page 5 of 5 pages